UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rallybio Corporation

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

75120L100

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,784,626 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,784,626 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,626 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)             This Schedule 13D is filed by 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage”), with 5AM V, 5AM Partners V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Partners V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,784,626 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,784,626 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,626 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             Includes 2,784,626 shares held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,406,098 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,406,098 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,098 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             These shares are held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,406,098 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,406,098 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,098 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             Includes 1,406,098 shares held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,190,724 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,190,724 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,190,724 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             Includes (i) 2,784,626 shares held by 5AM V; and (ii) 1,406,098 shares held by 5AM Opportunities.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,190,724 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,190,724 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,190,724 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             Includes (i) 2,784,626 shares held by 5AM V; and (ii) 1,406,098 shares held by 5AM Opportunities.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

CUSIP No. 75120L100

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,784,626 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,784,626 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,626 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)             This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)             Includes 2,784,626 shares held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)             The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

Item 1.                             Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Rallybio Corporation, a Delaware corporation (the “Issuer” or “Rallybio”). The address of the principal executive offices of the Issuer is 234 Church Street, Suite 1020, New Haven, Connecticut 06510.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                             Identity and Background

(a)                                                     This Schedule 13D is filed by 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                                                     The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)                                                      The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of 5AM Partners V, which is the general partner of 5AM V. Schwab and Dr. Parmar serve as Managing Members of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.

(d)                                                     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                                      During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                       Each of 5AM V, 5AM Partners V, 5AM Opportunities and 5AM Opportunities GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.                             Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) the Reporting Persons purchased from the Issuer in a series of private transactions, an aggregate of 22,766,350 Series A-1 Preferred Units, Series A-2 Preferred Units and Series B Preferred units (collectively, the “Preferred Units”) of Rallybio Holdings, LLC for an approximate aggregate purchase price of $28.8 million. In connection with the IPO, on July 28, 2021, pursuant to the Plan of Liquidation and Dissolution, dated July 28, 2021, among Rallybio Holdings, LLC and its members (the “Plan of Liquidation”), the holders of Preferred Units received approximately 0.157 shares of Common Stock of the Issuer for each Preferred Unit, resulting in the receipt, by the Reporting Persons, of an aggregate of 3,575,340 shares of common stock of the Issuer. In addition, on August 2, 2021, 5AM Opportunities purchased 615,384 shares of Common Stock in the IPO at the public offering price of $13.00 per share.  The Reporting Persons hold an aggregate of 4,190,724 shares of Common Stock of the Issuer as of August 12, 2021.

Item 4.                             Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Dr. Parmar, a Managing Member of 5AM Partners V and 5AM Opportunities GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Dr. Parmar may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                             Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 12, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)
5AM V	2,784,626	0	2,784,626	0	2,784,626	2,784,626	8.7%
5AM Partners V (1)	0	0	2,784,626	0	2,784,626	2,784,626	8.7%
5AM Opportunities	1,406,098	0	1,406,098	0	1,406,098	1,406,098	4.4%
5AM Opportunities GP (2)	0	0	1,406,098	0	1,406,098	1,406,098	4.4%
Schwab (1) (2)	0	0	4,190,724	0	4,190,724	4,190,724	13.0%
Dr. Parmar (1) (2)	0	0	4,190,724	0	4,190,724	4,190,724	13.0%
Dr. Rocklage (1)	0	0	2,784,626	0	2,784,626	2,784,626	8.7%

(1)            Includes 2,784,626 shares of Common Stock held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)            Includes 1,406,098 shares of Common Stock held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)            The percentage of class was calculated based on 32,129,970 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of August 2, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on July 30, 2021.

(c)                                                      Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                                                     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                                                      Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

In connection with, and prior to the completion of, the IPO, on July 28, 2021, the Issuer’s pre-IPO stockholders, including 5AM V and 5AM Opportunties, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Iusser. The Registration Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of Common Stock held by such stockholders following the completion of the Reorganization and prior to the closing of the IPO.

Demand Registration Rights

At any time beginning 180 days after July 28, 2021, the holders of at least 30% of the registrable securities then outstanding may request that the Issuer file a registration statement on Form S-1 with respect to at least 20% of the registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $20 million.

Registration on Form S-3

Once we the Issuer is eligible to use a registration statement on Form S-3, the holders of not less than 25% of the registrable shares then outstanding may request that the Issuer file a registration statement on Form S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $3 million.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders party to the Rigistration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Expenses of Registration

Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Registration Rights Agreement also includes customary indemnification and procedural terms.

Termination of Registration Rights

These registration rights will expire on the earlier of (i) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration and (ii) the third anniversary of the consummation of the IPO.

Lock-Up Agreements

5AM V, 5AM Opportunities and Dr. Parmar, along with all of the Issuer’s executive officers and directors and holders of all of the the Issuer’s Common Stock prior to the IPO, have entered into lock-up agreements with the underwriters of the IPO pursuant to which such persons have generally agreed, subject to certain exceptions, that they will not sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after July 28, 2021 without first obtaining the written consent of Jefferies LLC and Cowen and Company, LLC..The foregoing descriptions of the terms of the Registration Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Registration Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.                             Material to be Filed as Exhibits

A.                                                  Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.                                                  Registration Rights Agreement, dated July 28, 2021 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-40693), filed with the SEC on August 2, 2021).

C.                                                  Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-257655), filed with the SEC on July 22, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

5AM Ventures V, L.P.		5AM Opportunities I, L.P.

By:	5AM Partners V, LLC	By:	5AM Opportunities I (GP), LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners V, LLC		5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

/s/ Andrew J. Schwab		/s/ Dr. Scott M. Rocklage
Andrew J. Schwab		Dr. Scott M. Rocklage

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rallybio Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: August 12 2021

5AM Ventures V, L.P.		5AM Opportunities I, L.P.

By:	5AM Partners V, LLC	By:	5AM Opportunities I (GP), LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners V, LLC		5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

/s/ Andrew J. Schwab		/s/ Dr. Scott M. Rocklage
Andrew J. Schwab		Dr. Scott M. Rocklage

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).